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                            Group Annuity Amendment

              Made a part of the contract to which it is attached


The provisions of this Group Annuity Amendment will be effective January 1,1999.

The first paragraph of Section 11.3 (e) of Article XI will be amended to read as follows:

"(e) Lincoln Life will send written notice to each Participant's last known address stating that the Contract is discontinued and that the Participant's Account balance may be distributed in either a payout annuity conversion amount, or subject to Section 7.6(c) and to the five
       (5) consecutive year payout schedule in accordance with Section 7.6(b), with any remaining Account balance being distributed at the earlier of:"

The following wording is being added at the end of Section 11.3 (e):

"In addition, if the Contract is discontinued under Section 11.1 above, the Participant's Account balance in the Guaranteed Interest Division may be distributed under either of the following options:

(1) According to the schedule in Section 7.6(b), where the following provision applies:

     Any Account balance remaining after the first withdrawal will continue to receive interest in the same manner as before the consecutive withdrawals began, but at no less than the Guaranteed Interest Division is earning on the date of the first withdrawal less 1.50%.

(2) In a lump sum payment, where Lincoln Life will determine the amount payable in the Guaranteed Interest Division as follows:

     The amount payable will be the value in the Guaranteed Interest Division, less any applicable Annual Administration Charge as specified in Section 3.7, times a market value factor. The market value factor is the lesser of
     1.00 or the ratio of:

                               Current Bond Price
                               ------------------
                             Par Value of that Bond

     Lincoln Life calculates at the time of contract discontinuance the Current Bond Price to equal the price of a bond:

     1. issued with a maturity of 6.5 years;

     2. bearing interest at the declared interest rate in effect as of the discontinuance date;

     3. calculated to yield the Merrill Lynch Baa Intermediate Industrial Average for the week in which the notice of discontinuance is received. If such average ceases to be published, Lincoln Life will select a comparable survey.
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If the amount payable, as determined above, is less than the principal in the
Guaranteed Interest Division, then the amount payable will be changed to equal the principal. For purposes of this paragraph, principal is defined as contributions and transfers to the Guaranteed Interest Division minus withdrawals and transfers from the Guaranteed Interest Division and minus any applicable Annual Administration Charge, but no less than zero."



                  The Lincoln National Life Insurance Company








                         Gabriel L. Shaheen, President